

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 10, 2007

Mr. James G. Delfs
Senior Vice President, Finance and Chief Financial Officer
Stein Mart, Inc.
1200 Riverplace Boulevard
Jacksonville, Florida 32207

**RE: Stein Mart, Inc.**
**Form 10-K for Fiscal Year Ended February 3, 2007**
**Filed April 18, 2007**
**Form 10-Q for Fiscal Quarter Ended May 5, 2007**
**File No. 0-20052**

Dear Mr. Delfs:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended February 3, 2007

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 16

Overview, page 16

1.      Please expand this section to discuss known trends and uncertainties that will
        have, or are reasonably likely to have, a material impact on your net sales or
        income or result in your liquidity decreasing or increasing in any material way.
        Please also provide additional information about the quality and variability of
        your earnings and cash flows so that investors can ascertain the likelihood of the
        extent past performance is indicative of future performance.  Refer to
        Commission Guidance Regarding Management's Discussion and Analysis of
        Financial Condition and Results of Operations, Release No. 33-8350.

Outlook, page 16

2.      Please expand this section to describe and provide insight into relevant economic
        or industry-wide factors and material opportunities, challenges and risks that your
        short-term strategic initiatives are expected to address.  Please also expand this
        section to discuss material opportunities, challenges and risks and the strategic
        initiatives to address those opportunities, challenges and risks for the long-term.
        Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Continuing Operations, page 18

3.      Please quantify in dollars the decrease in sales attributable to closed stores and net
        sales from comparable stores in your discussions of sales on pages 18 and 19 so
        that investors better understand the portion of the overall change in store sales
        from year to year relating  to each of the factors you identify.  See Item 303(a)(3)
        of Regulation S-K.

4.      In circumstances where you identify more that one factor contributing to an
        overall change in a financial statement line item, please quantify the incremental
        impact of each factor and provide an analysis explaining the underlying reasons
        for change.  See Item 303(a)(3) of Regulation S-X.  As examples only, you
        should:
        • explain why rent, real estate taxes and utilities in occupancy costs and share-
          based compensation increased in your discussion of gross profit on page 18;
          and

- quantify the increases in payroll, depreciation, advertising, insurance and share-based compensation expenses and explain why these expenses increased in your discussion of selling, general and administrative expenses on page 18.

Liquidity and Capital Resources, page 19

5. Please revise to address the three-year period covered by the financial statements. Refer to Item 303(a)(3) of Regulation S-K.

Critical Accounting Policies and Estimates, page 20

6. Your disclosure of critical accounting estimates should supplement, not duplicate, the description of accounting policies disclosed in the notes to financial statements. Please revise to address material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements and the impact of the estimates on financial condition and operating performance to provide greater insight into the quality and variability of information regarding financial condition and operating performance. In particular, you should address why your accounting estimates or assumptions bear the risk of change and analyze such factors as how you arrive at estimates, how accurate estimates have been in the past, how much estimates have changed in the past, whether estimates are likely to change in the future and their sensitivity to change. In doing so, provide quantitative disclosure as well qualitative disclosure when quantitative information is reasonably available. For example, you should consider providing quantitative information regarding additional inventory provisions and reserves, impairment losses, stores closing costs, insurance reserves and stop loss limits and share-based compensation costs and the impact of changes in accounting estimates for the periods presented. Refer to Item 303 of Regulation S-K and Release No. 33-8350.

Item 9A. Controls and Procedures, page 22

Evaluation of Disclosure Controls and Procedures, page 22

7. We note that your certifying officers disclose their conclusions as to the effectiveness of your disclosure controls and procedures as of the date of the evaluation. Item 307 of Regulation S-K requires that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Please revise. Additionally, please confirm to us that your conclusion regarding effectiveness would not change had such disclosure been included in the filing.

Changes in Control Over Financial Reporting, page 23

8.      Please revise to disclose any change, as opposed to "significant" changes, in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.  Refer to Item 308(c) of Regulation S-K.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies and Other Information, page F-6

9.      Please tell us and disclose your accounting policies for gift and return cards and electronic gift certificates, including those that are never redeemed or not redeemed over an extended period of time.  Please specifically address your revenue recognition policy and basis therefore.

Vendor Allowances, page F-6

10.     Please tell us and disclose when you recognize vendor allowances and the facts and circumstances that support your accounting treatment.

Co-Brand Credit Card Program, page F-7

11.     Please explain the "first spend" reward liability to us and why it's appropriate to net the liability against new account fees recognized in income.  Also, tell us when you recognize fees based on credit card usage in income.  In addition, please tell us the facts and circumstances that support your revenue recognition policies for both new account fees and fees based on credit card usage.  Finally, tell us how you account for the customer award certificate program.  In each case, please cite authoritative literature that supports your accounting treatment.

Operating Leases, page F-7

12.     We note your disclosure that leasehold improvements in excess of landlord construction allowances are recorded as prepaid rent.  Please tell us why this accounting treatment complies with SFAS 13 and FTB 88-1.  Also tell us why you are not considered the owner of the improvements during the construction period and whether or not you enter into sale and leaseback transactions.  Refer to EITF 97-10.  In addition, tell us how you classify leasehold construction costs and related construction allowances in the statement of cash flows and the basis in GAAP for your classifications.

Exhibits 31.1 and 31.2

13.     Please be advised that the certifications required by Rule 13a-14(a) or Rule 15d-
        14(a) must include language exactly set forth in Item 601(b)(31) of Regulation S-
        K.  Accordingly, please include the parenthetical language that has been omitted
        from paragraph 4(d) of the certifications.

Form 10-Q for Fiscal Quarter Ended May 5, 2007

14.     Please address the comments above in future filings as applicable.


        Please respond to these comments within 10 business days or tell us when you
will provide us with a response.  Please furnish a letter that keys your responses to our
comments and provides any requested information.  Detailed letters greatly facilitate our
review.  Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision.  Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the
  disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do
  not foreclose the Commission from taking any action with respect to the
  filing; and

- the company may not assert staff comments as a defense in any
  proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filings or in response to our comments on your filings.

You may contact Ta Tanisha Meadows at (202) 551-3322 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3344 with any other questions.

Sincerely,


William H. Thompson
Branch Chief